FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES CCAA EXTENTION, CREDITORS’ MEETING

AND FILES TWENTY-SECOND DEFAULT STATUS REPORT

Didsbury, Alberta – Wednesday, September 9, 2009 – JED Oil Inc. (OTCBB: JEDOF) (“JED” or the “Company”) today announced that the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”) ordered the “Stay Period” under JED’s initial order for its creditor protection status under the Companies’ Creditors Protection Act (Canada) (the “CCAA”) extended from September 3, 2009 to October 30, 2009.  The Court further approved that a draft Plan of Arrangement (the “Plan”) under both the Companies’ Creditors Arrangment Act (Canada) and Business Corporations Act (Alberta) be submitted to the Company’s four classes of creditors at a Creditors’ Meeting to be held on September 30, 2009.  Details of the Plan and the Creditors’ Meeting will be mailed to all of JED’s creditors who have filed a claim under the CCAA and may also be found at www.ey.com/ca/JED, the website of the Court-appointed Monitor of JED, Ernst & Young Inc.

JED today also filed this news release as its twenty-second Default Status Report under Canadian National Policy 12-203, pursuant to which the Company announced that its financial statements for the third quarter ended September 30, 2008 would not be filed by November 14, 2008 and its financial statements for the fourth quarter and fiscal year ended December 31, 2008 would not be filed by March 31, 2009.  The Company’s deadline for filings its third and fourth quarter financial statements is the CCAA Stay Period which as announced above has been extended to October 30, 2009. JED reports that since announcing the original Notice of Default on November 5, 2008 and second Notice of Default on March 31, 2009, and filing its first, second, third, fourth, fifth, sixth, seventh, eighth, ninth, tenth, eleventh, twelth, thirteenth, fourteenth, fifteenth, sixteenth, seventeenth, eighteenth, nineteenth twentieth and twenty-first Default Status Reports on November 19, December 3, 17, and 31, 2008 and January 14 and 28, February 11 and 25, March 11 and 25, April 8 and 22, May 6 and 20, June 3, 17 and 30, 2009, July 15 and 29,  and August 12 and 29, 2009 respectively, there have not been any additional material changes to the information except as set out in all of the Default Status Reports; nor any failure by JED to fulfill its intentions as stated therein, and there are no additional defaults or anticipated defaults subsequent to such announcements.  The Company intends to file its next Default Status Report on Wednesday, September 23, 2009.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Factors that may affect future results are contained in JED’s filings with the U.S. Securities and Exchange Commission (the “SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

JED Oil Inc.

Richard Carmichael, CFO

(403) 335-2111

Marcia Johnston, Secretary

(403) 851-0017

www.jedoil.com